UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number 001-36487

Abengoa Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Abengoa Yield changes its corporate brand to Atlantica Yield

January 7th, 2016 – Abengoa Yield plc (NASDAQ: ABY) (the “Company”), the sustainable total return company that owns a diversified portfolio of stable and long-term contracted infrastructure assets in the energy and environment sectors, announced today that it has changed its corporate brand to Atlantica Yield, effective immediately.

As Atlantica Yield, the company will build on its heritage of owning high quality assets across key markets in North America, South America and Western Europe. Today we embark upon a new phase as Atlantica Yield focused on execution and opening new avenues for growth.

The ticker “ABY” will be maintained. The legal name of the Company will change once it is approved by the shareholders at the next Annual General Meeting.

About Atlantica Yield

Atlantica Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and EMEA (www.atlanticayield.com).

Investor Relations Leire Perez Tel: +44 20 7098 4384 E-mail: ir@atlanticayield.com ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2016

ABENGOA YIELD PLC
/s/ Santiago Seage
Name:	Santiago Seage
Title:	Managing Director